

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2022

Melinda Davis Lux
General Counsel and Corporate Secretary
United Community Banks, Inc.
2 West Washington Street, Suite 700
Greenville, SC 29601

      Re: United Community Banks, Inc.
          Registration Statement on Form S-4
          Filed June 24, 2022
          File No. 333-265839

Dear Ms. Davis Lux:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Gessert at 202-551-2326 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance